UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CT Collateral Funding, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Greens Farms Road
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Carroll (203) 429-0721
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1775 Tysons Blvd (Address) Tysons (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition and supporting schedules pertaining to the firm of CT Collateral Funding, LLC as of December 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PRISCILLA H FLORES
Notary Public
Connecticut
My Commission Expires Jun 30, 2022

2/24/21

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l 5c3-l and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule l 5c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.J 7a-5(e)(3).*

CT COLLATERAL FUNDING, LLC
TABLE OF CONTENTS

Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA 22102

Tel: +1 704 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of CT Collateral Funding, LLC

We have reviewed management's statements, included in the accompanying CT Collateral Funding, LLC's Exemption Report in which CT Collateral Funding, LLC (the Company) stated that (1) from January 1, 2020 through December 31, 2020 the Company self-cleared its business, (2) repurchase and reverse repurchase agreement activity was settled on a tri-party or "RVP/DVP" basis and (3) the Company had no other lines of business from January 1, 2020 through December 31, 2020. Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2021

CT COLLATERAL FUNDING, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS		
ASSETS:		
Cash	$	3,859,599
Other assets		44,844
Total assets		3,904,443
LIABILITIES AND MEMBERS CAPITAL		
LIABILITIES:		
Payable to parent and affiliates	$	2,000
Accounts payable and accrued expenses		83,418
Total liabilities		85,418
MEMBERS CAPITAL		3,819,025
Total liabilities and member's capital	$	3,904,443

See accompanying notes to statement of financial condition

CT COLLATERAL FUNDING, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

1. Organization and Nature of Business

CT Collateral Funding, LLC (the "Company") is a Delaware limited liability company established in January 2019 and is a wholly-owned subsidiary of AGNC Investment Corp. (the "Parent"), a Delaware corporation that has elected to be taxed as a Real Estate Investment Trust ("REIT"). The Parent has no liability for the debts and other obligations of the Company, and the Parent's interest in the Company is limited to it's membership interests in the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business activity involves operating a matched-book of repurchase and reverse repurchase agreements collateralized by U.S. Agency mortgage-backed securities ("MBS"). The Company commenced operations in November 2019. The Company was assigned a private credit rating of A+ long term and A-1 short term from S&P Global Ratings on March 4, 2020. On March 23, 2020 due to the extreme market volatility resulting from COVID-19, the Company determined market conditions for the foreseeable future were not conducive to executing its business plan. At that time the Company withdrew its credit rating and returned a significant portion of contributed member's capital to the Parent.

The Company continues to monitor market conditions in order to relaunch and recapitalize its business and reestablish its credit rating with S&P Global.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

These financial statements were prepared in conformity with GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of U.S. Dollars held at a large unaffiliated financial institution. As of December 31, 2020 the Company's cash balance was $3,859,599. At December 31, 2020 there were no cash equivalents.

Revenue Recognition of Interest and Dividends

Interest income and interest expense on reverse repo and repo transactions is recognized on an accrual basis in the Statement of Operations.

Income Taxes

The Company is a disregarded entity of the Parent for income tax purposes and as such, its activities are entirely reported on the Parent's income tax returns. As of December 31, 2020, the Company has no separate income tax provisions and has determined that no material uncertain tax positions exist.

3. New Accounting Standards

We consider the applicability and impact of all accounting standards updates ("ASUs") issued by the Financial Accounting Standards Board. No pending ASUs or ASUs adopted during the current year are expected to have a significant impact on the financial statements when adopted or did not have a significant impact on our financial statements upon adoption.

4. Related Party-Transactions

The Company enters into reverse repo financing transactions collateralized by U.S. Agency MBS with its Parent company as part of its matched-book repo operation. The company seeks to match fund transactions with the Parent by entering into repo transactions with unrelated third parties. The Company had no outstanding reverse repo transactions with its Parent company as of December 31, 2020.

The Company has entered into a services and cost allocation agreement ("SCA") with the Parent, the manager of the Parent, AGNC Mortgage Management, LLC (the "Manager") and Bethesda Securities, LLC ("Bethesda") an affiliated broker-dealer and wholly owned subsidiary of the Parent. Under the SCA the Manager and Bethesda incur expenses related to certain shared services including information technology software and infrastructure, accounts payable and payroll processing, as well as other general overhead expenses. The Company reimburses the Manager for a share of these expenses quarterly under the SCA.

As of December 31, 2020, payable to affiliates primarily represents reimbursement for professional services paid on behalf of the Company.

Reimbursements for allocated expenses under the SCA were not material for the year ended December 31, 2020.

5. Fair Value Measurement

ASC 820 *Fair Value Measurement* defines fair value and establishes a three level fair value hierarchy based upon the inputs used to the valuation technique. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement for the asset or liability. Financial assets and liabilities recorded at fair value on the Statement of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

- Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on measurement date.
- Level 2 - Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 - Inputs are unobservable for the asset or liability and significant to the overall fair value.

Financial instruments that are not carried at fair value on the financial statements are carried at amounts that approximate fair value generally due to their short term nature and negligible credit risk and their recorded value is estimated using "Level 1" or "Level 2" inputs.

6. Commitments, Contingencies and Guarantees

Representations and Warranties - In the normal course of business, the Company enters into contracts that contain representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

Litigation - In the normal course of business, the Company may be named in various claims and legal actions. As of December 31, 2020, the Company was not involved in any claims or litigation and therefore has made no accrual for a loss contingency.

7. Risk

The Company has established risk management policies and procedures to identify, assess, monitor and manage the risks involved in its daily activities. The Company assesses both market risk and credit risk and believes prudent risk management is a critical part of its overall success and profitability. As of December 31, 2020 the Company had no material credit or market risk or concentration of such risks outside of its holding of U.S. Dollars in a large unaffiliated bank.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions as defined. As of December 31, 2020, the Company had net capital of $3,774,181 which exceeded its minimum requirement of $250,000 by $3,524,181.

The Company is also subject to SEC Rule 15c3-3 and may be required to deposit cash or acceptable collateral into a Special Reserve Account for the exclusive benefit of customers. As of December 31, 2020, the customer reserve computation did not require any deposit to the aforementioned account.